Exhibit 99.1
Conformed Copy
Robert L. Sills (RS 8896)
Adam S. Zimmerman (AS 3738)
David M. Powers (DP 8557)
Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue, New York, New York 10103
Telephone: (212) 506-5000
Facsimile: (212) 506-5151
Attorneys for Plaintiff
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

x
:
:
:
:
TELENOR EAST INVEST AS,		:
	Plaintiff,	:
:
-against-		:
:
ECO TELECOM LIMITED, ALFA TELECOM LIMITED,		:
CTF HOLDINGS LIMITED, and CROWN FINANCE		:
FOUNDATION,		:
	Defendants.	:
x

05 CV 7584

05 Civ.

COMPLAINT

     Plaintiff Telenor East Invest AS (“Telenor East Invest”), by its undersigned attorneys, for its Complaint against defendants Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited, and Crown Finance Foundation (collectively the “Defendants”), states as follows:
I. INTRODUCTION
     1. Plaintiff Telenor East Invest, brings this action for an Order (a) restraining Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited and Crown

Finance Foundation (collectively the “Defendants”) from voting or causing to be voted any of the common or preferred shares of OAO Vimpel-Communications (“VimpelCom”) beneficially owned by Eco Telecom in connection with the approval of the acquisition by VimpelCom of Closed Joint Stock Company “Ukrainian Radiosystems” (“WellCom”) at the extraordinary general meeting of shareholders (the “EGM”) scheduled for September 14, 2005, or, in the alternative (b) restraining the Defendants from voting or causing to be voted any of the common or preferred shares of VimpelCom (and any American Depository Shares (“ADSs”) representing such shares) beneficially owned by Eco Telecom at the EGM, until the Defendants correct the material misstatements and omissions made in Amendment No. 12, Amendment No. 13 and Amendment No. 15 to the Defendants’ filing on Schedule 13D and the materials sent by the Defendants to VimpelCom’s shareholders to solicit their votes for the only issue on the agenda for the EGM, the proposed acquisition of WellCom.
     2. The EGM was called and then rescheduled by Eco Telecom as part of an ongoing campaign by Defendants to force VimpelCom, a Russian mobile phone company whose ADSs are listed on the New York Stock Exchange, to acquire WellCom, a small Ukrainian wireless telecommunications company that operates under the brand name WellCom. The proposed purchase price for WellCom is set at over $206 million (subject to certain adjustments), which is more than fifty-seven times WellCom’s 2004 revenues of $3.6 million. The acquisition by VimpelCom of WellCom (the “Proposed Acquisition”) has been aggressively promoted by the Defendants. However, in their communications with shareholders of VimpelCom concerning the Proposed Acquisition, the Defendants have failed to disclose many of the material terms of the Proposed Acquisition, including whether any of Eco Telecom’s beneficial owners, shareholders or affiliates, or any of its or their respective officers, directors, employees or subsidiaries, has any financial interest in, or relationship with, the sellers of WellCom.
     3. The EGM was originally scheduled for Monday, August 15, 2005. However, by Friday, August 12, 2005, a day after the ADS holders were required to submit their proxies, it was clear that the sole agenda item – Eco Telecom’s motion to approve the acquisition of WellCom – would not receive the requisite number of votes to pass. To avoid losing the vote it had sought, Eco Telecom then took the extraordinary step of refusing to attend and vote at the meeting it had called for August 15, 2005.
     4. Under Russian law and VimpelCom’s charter, the result of Eco Telecom’s absence was that the EGM scheduled to be held on August 15, 2005 was cancelled due to lack of quorum, and a new meeting with the same agenda is required to be held within 30 days of such cancellation. On August 15, 2005, Eco Telecom notified VimpelCom’s shareholders that the rescheduled EGM would be held on September 14, 2005.
     5. As described below, amendments to Defendants’ filings on Schedule 13D, which the Defendants filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2005, August 10, 2005 and August 19, 2005, including several letters to shareholders of VimpelCom in which the Defendants solicit shareholders’ proxies for the EGM, materially misrepresent the underlying facts of the Proposed Acquisition. In addition, a letter from Eco Telecom dated August 19, 2005—which was filed with Amendment No. 15 to the Defendants filing on Schedule 13D—materially misstates the basis upon which the EGM was rescheduled.

II. THE PARTIES
A. Telenor
     6. Telenor East Invest is, and at all times relevant herein, has been, a corporation duly organized and existing under the laws of the Kingdom of Norway, with its principal place of business in Oslo, Norway. It is an affiliate of Telenor Mobile, a Norwegian corporation, and an indirect subsidiary of Telenor ASA (“Telenor”), also a Norwegian corporation. Telenor is the largest provider of telecommunications services in Norway, and, through Telenor Mobile, has a substantial international presence in the mobile telephone industry. Telenor’s shares are listed in Norway on the Oslo Stock Exchange, and in the United States on NASDAQ; the company has over 46,000 shareholders.
     7. For many years, Telenor Mobile has invested in, and developed strategic partnerships with mobile communications companies located outside of Norway. As of December 2004, Telenor Mobile and its affiliates in Europe and Asia had approximately 52.7 million subscribers, making Telenor the twelfth largest mobile telephone company in the world. Telenor is one of the largest foreign investors in the Russian telecommunications industry.
B. Eco Telecom and Alfa Group
     8. Upon information and belief, Eco Telecom is, and at all times relevant herein, has been, a corporation duly organized and existing under the laws of Gibraltar, with its principal place of business in Gibraltar. Eco Telecom’s stated purpose is to act as a “holding company.” Eco Telecom beneficially owns 32.9% of VimpelCom’s voting stock.
     9. Upon information and belief, the record owner of Eco Telecom’s common and preferred shares in VimpelCom (and any ADSs representing such shares) is BNY Clearing International Nominees Limited (“BNY”).

     10. Upon information and belief, Alfa Telecom Limited (“Alfa Telecom”) is, and at all times relevant herein, has been, a British Virgin Islands company and the sole shareholder of Eco Telecom.
     11. Upon information and belief, CTF Holdings Limited (“CTF”) is, and at all times relevant herein, has been, a Gibraltar corporation with controlling interest, directly or indirectly, in Alfa Telecom.
     12. Upon information and belief, Crown Finance Foundation (“Crown”) is, and at all times relevant herein, has been, a Lichtenstein foundation and the sole shareholder of CTF.
     13. Eco Telecom, Alfa Telecom, CTF and Crown are all part of a Russian business entity known as the Alfa Group Consortium (the “Alfa Group”). The Alfa Group is controlled by, among others, Mikhail Fridman.
     14. The Alfa Group also controls, among other businesses, Alfa Bank, Alfa Capital and 50% of TNK-BP. Mr. Fridman is generally referred to in the press as one of Russia’s “oligarchs” and is reputedly one of Russia’s wealthiest men, with a personal fortune said to amount to billions of dollars. Alfa Group is known for its extremely aggressive business tactics.
III. JURISDICTION AND VENUE
     15. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 1337, and 15 U.S.C § 78m.
IV. RELEVANT FACTS
A. VimpelCom
     16. VimpelCom is the second largest mobile telephone operator in Russia. At the end of December 2004, VimpelCom had approximately 7.48 million subscribers in Moscow and 18.25 million in the rest of Russia, representing market shares of 44% and 33%, respectively.

     17. In 1996, VimpelCom became the first Russian company to list its ADSs on the New York Stock Exchange. The Bank of New York (“BONY”), the parent of BNY, acts as depositary for VimpelCom’s ADSs, and the current average volume for VimpelCom ADSs on the New York Stock Exchange is approximately 1,000,000 per day.
     18. VimpelCom is, and at all times herein, has been subject to the reporting provisions of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(a), et seq.
B. Telenor East Invest and Eco Telecom’s Interests in VimpelCom
     19. In December 1998, Telenor East Invest purchased 25.7% of the voting capital stock of VimpelCom.
     20. On November 5, 2001, Eco Telecom purchased over five million newly-issued common shares of VimpelCom for $103 million, pursuant to agreements dated as of May 31, 2001.
     21. Eco Telecom purchased 6,426,600 preferred shares and 113,102 common shares of VimpelCom from certain shareholders of VimpelCom, also pursuant to agreements dated May 31, 2001.
     22. Over time, Eco Telecom increased its ownership of VimpelCom’s capital stock so that today, it owns 32.9% of VimpelCom’s voting stock and 24.5% of VimpelCom’s common stock.
     23. Telenor East Invest currently owns 26.6% of VimpelCom’s voting stock and 29.9% of VimpelCom’s common stock.
     24. As the two largest shareholders in VimpelCom, Telenor East Invest and Eco Telecom entered into a Shareholders Agreement dated as of May 31, 2001 (the “Shareholders Agreement”) which governs, among other things, the nomination of candidates for election to VimpelCom’s nine-member board of directors (the “Board”).

C. Eco Telecom Attempts To Take effective Control Of VimpelCom
     25. In October 2004, Eco Telecom began a campaign to take effective control of VimpelCom and to destroy Telenor East Invest’s rights in VimpelCom, without purchasing any additional shares. Eco Telecom’s assault on VimpelCom’s corporate governance has centered on Eco Telecom’s efforts to force VimpelCom to acquire WellCom over the objections of Telenor East Invest.
D. The WellCom Transaction
     26. WellCom is a small and relatively new entrant into the Ukrainian mobile communications market. WellCom possesses very limited operations, with a market share of approximately 1% of the Ukrainian market, total annual revenues of $3.6 million in 2004, a total of 47,000 subscribers, and substantial operating losses. By comparison, the two largest Ukrainian mobile operators already possess over 13.5 million subscribers – close to 98% of all mobile subscribers in Ukraine – and their market penetration in the Ukrainian mobile market by the end of 2005 is expected to reach 50%.
     27. In October 2004, the sole shareholder of Eco Telecom, Alfa Telecom, announced plans to cause VimpelCom to acquire WellCom for approximately $206 million, more than fifty-seven times WellCom’s annual revenue.
     28. On February 18, 2005, VimpelCom entered into an Option Agreement (the “Option Agreement”) with the prospective sellers of the shares of WellCom, and paid an option fee of $5 million to Karino Trading Ltd, a British Virgin Island company identified in the Option Agreement as a prospective seller, and the recipient of the option fee on behalf of all the prospective sellers.

     29. The Proposed Acquisition is predicated on projections by Eco Telecom of revenues and increased mobile subscribers in the Ukraine. Telenor informed Eco Telecom that Telenor believed these projections to be grossly exaggerated and unrealistic.
     30. Under the terms of VimpelCom’s charter, eight of the nine members of the Board are required to approve an acquisition. However, in light of Telenor’s expressed opposition to the Proposed Transaction, Eco Telecom could not garner the votes necessary for the Board’s approval. Accordingly, the Proposed Acquisition could not proceed without the support of Telenor East Invest’s three nominees to the Board.
E. Vexatious Litigation
     31. In October 2004, a series of vexatious legal maneuvers aimed at undermining the minority protections in VimpelCom’s charter began, all in an effort to cause the Proposed Acquisition to be approved in derogation of Telenor East Invest’s minority rights. These actions generally sought to reduce the voting thresholds under VimpelCom’s charter by which strategic Board decisions, including acquisitions, are made.
     32. The first of the four attempts to undermine Telenor East Invest’s rights began in an “arbitrazh”, or business court, in southern Russia’s Krasnodar region, approximately 1,500 kilometers from Moscow. A 25 year old individual living in rural Temryuk, one Victor Makarenko, filed suit on October 27, 2004, requesting the court to endorse the validity of the Proposed Acquisition by VimpelCom.
     33. Although Mr. Makarenko allegedly held only two shares of VimpelCom common stock, the text of his claim reflected confidential information regarding WellCom that was available only to members of the Board and senior VimpelCom management. All members of the Board at that time had been nominated either by Eco Telecom or Telenor East Invest.

     34. Despite holding only two shares, Mr. Makarenko commenced three separate actions against VimpelCom.
     35. In his second suit, Mr. Makarenko obtained a default judgment in the Temryuk District Court that purported to invalidate the supermajority provisions of VimpelCom’s charter described above. Although VimpelCom was not properly served in that action, a default judgment was entered in Mr. Makarenko’s favor on January 13, 2005.
     36. The district court’s judgment specifically referred to the potential acquisition by VimpelCom of WellCom, and stated that any resolution on that matter should be approved by a simple majority of the Board who were present and eligible to vote on the issue, despite the supermajority provisions of the charter.
     37. After a series of appeals, the order invalidating the supermajority provisions of the charter was finally overturned by the Russian Supreme Court on June 29, 2005.
     38. Mr. Makarenko filed his third suit against VimpelCom with the Arbitration Court of the Krasnodar Region on March 12, 2005. In that lawsuit, Mr. Makarenko asked the court to recognize Telenor East Invest’s nominees to the Board as being interested in blocking VimpelCom’s decision to acquire shares of WellCom, and to prohibit those Board members from participating in a Board decision regarding that transaction. Mr. Makarenko also sought the invalidation of the supermajority provisions of VimpelCom’s charter. As part of his initial claim, Mr. Makarenko requested injunctive relief to prohibit Telenor East Invest’s nominees on the Board from voting on the Proposed Acquisition. The Arbitration Court denied Mr. Makarenko’s request for an injunction. That third lawsuit was withdrawn by Mr. Makarenko on June 14, 2005.
     39. Eco Telecom denies that it was involved in Mr. Makarenko’s actions.

     On May 16, 2005, however, Eco Telecom filed an action in a Moscow court against VimpelCom and three of Telenor East Invest’s nominees to the Board seeking to suspend the minority protection provisions of VimpelCom’s charter and authorizing the acquisition of WellCom by a simple majority vote on essentially the same theory asserted in Mr. Makarenko’s actions.
     That lawsuit was withdrawn by Eco Telecom on June 14, 2005.
F. Eco Telecom Violates the Shareholder Agreement and
    Takes Control of the VimpelCom Board
     40. Shortly after the various litigations aimed at voiding the minority protections in VimpelCom’s charter began, Eco Telecom sought to seize control of the VimpelCom Board, in violation of the Shareholders Agreement which governs the nomination of candidates for election as directors.
     41. Under Section 4.01 of the Shareholders Agreement, subject to certain conditions, Telenor East Invest has the right to nominate five candidates. Eco Telecom has the right to nominate four candidates. The Shareholders Agreement requires two of Telenor East Invest’s nominees to be Independent, as such term is defined in the Shareholders Agreement, and one of Eco Telecom’s candidates to be Independent. Under the terms of the Shareholders Agreement, one of Telenor East Invest’s Independent candidates must be approved by Eco Telecom.
     42. Under Russian law, absent the Shareholders Agreement, each of Telenor East Invest and Eco Telecom would have the right to nominate nine candidates for election to the nine-member Board.
     43. At the AGM on June 22, 2005, in violation of the shareholder Agreement, Eco Telecom allocated its votes so as to elect five members of the Board, all of whom were nominated by Eco Telecom and two of whom were Independents nominated by Eco Telecom.

Telenor East Invest allocated its votes to elect four members of the Board, all of whom were nominated by Telenor East Invest and one of whom was an Independent.
     44. On July 11, 2005, the newly-elected Board held its first meeting, and David Haines, an Independent candidate nominated by Eco Telecom, was elected Chairman of the Board . Under VimpelCom’s charter, the Chairman of the Board has a casting vote in the event of a deadlock.
     45. However, because VimpelCom’s charter requires that an acquisition be approved by eight out of nine directors, Eco Telecom’s seizure of Board control would not allow it to conclude through the Proposed Acquisition.
G. A Senior Executive From Alfa Telecom Becomes a
    Director of one of the Prospective Sellers of WellCom
     46. In an effort to bypass the Board and attempt to have the Proposed Acquisition approved, Eco Telecom also took steps to call the EGM.
     47. On June 3, 2005, Pavel Kulikov, a senior executive of Alfa Telecom and a member of the VimpelCom Board, became a director of Karino, a British Virgin Islands company and one of the proposed sellers of WellCom’s stock.
     48. Upon information and belief, a wholly-owned subsidiary of Karino, Crayola Properties Limited (“Crayola”), now holds the shares of WellCom previously held by Karino. Schedule 5.4 of the Option Agreement indicates that Karino holds 240 shares of WellCom, out of a total of 845,630 shares issued and outstanding. Mr. Kulikov’s statement to the VimpelCom Board of July 22, 2005 indicates that Crayola owns 20% or more of WellCom’s stock. Karino’s sole director prior to Mr. Kulikov’s appointment was Stavros Charalambous, a resident of Nicosia, Cyprus. Karino’s registered office is at Craigmuir Chambers in Roadtown, Tortola, BVI

– the address of “HWR Corporate Services” – and its business address, according to the WellCom Contract, is in Dniepropetrovsk, Ukraine.
     49. According to Eco Telecom, by virtue of Mr. Kulikov having become a director of Karino, the acquisition of WellCom would therefore be an “interested party transaction” requiring the approval of a disinterested majority of VimpelCom’s voting shares.
     50. Eco Telecom took the position that, under Russian law, if the Proposed Acquisition were approved by a simple majority of VimpelCom’s shareholders, there was no requirement for the Board to approve the Proposed Acquisition. Telenor East Invest disputes that interpretation of Russian law.
     51. There is no question that, before the conflict manufactured by Mr. Kulikov’s Karino directorship, Board approval would be required for the Proposed Acquisition..
     52. In a letter dated July 6, 2005 from Herbert Smith, counsel to Eco Telecom, addressed to BONY (the “July 6, 2005 Letter”), Eco Telecom stated that it would convene an EGM on August 15, 2005 to approve the acquisition by VimpelCom of WellCom as an “interested party transaction.”
     53. The July 6, 2005 Letter requested complete records of VimpelCom’s American Depository Receipts (“ADRs”) holders deposited with the BONY. The letter noted that the purpose of this demand was to enable Eco Telecom to:
[C]ommunicate with ADR shareholders regarding the issues relating to the meeting and         . . . to request ADR holders to solicit their proxies in connection with the Meeting for the acquisition of [VimpelCom] of 100% of [WellCom].
     54. The July 6, 2005 Letter also stated that the interested party transaction was warranted because the asset value of WellCom was in excess of 2% of the balance sheet value of the assets owned by WellCom.

V. ECO TELECOM FILES ITS MISLEADING AMENDMENT NO. 12 TO ITS FILING ON SCHEDULE 13D WITH THE
SEC
     55. On July 19, 2005, Eco Telecom filed with the SEC Amendment No. 12 to its filing on Schedule 13D. The filing contained several exhibits, including a notice convening an EGM and, most importantly, a letter dated July 13, 2005 addressed to VimpelCom’s shareholders from the CEO of Alfa Telecom (the “July 13th letter”).
     56. That filing is replete with material omissions and misstatements that will taint voting in the EGM. Its principal deficiencies are outlined below.
A. Failure To Identify Interested Parties
     57. Eco Telecom’s notice of the EGM fails to identify, in any meaningful way, the sellers of WellCom.
     58. Eco Telecom’s notice of the EGM indicates that the sellers of WellCom include a variety of offshore entities, including entities with “addresses” in the British Virgin Islands, the Channel Islands and Bermuda, and/or their affiliates and/or subsidiaries (depending on the structure of ownership of the shares in WellCom)(the “Sellers”).
     59. The July 13th letter states, at the bottom of page 1, that “Alfa Telecom can also assure shareholders that it has no financial interest in the sellers of [WellCom].” That carefully-worded disclaimer makes no mention of any other members of the Alfa Group, nor of their beneficial owners or shareholders, or any of their respective officers, directors, employees, subsidiaries or affiliates.
     60. Because the Sellers include a large number of shell corporations located in offshore tax havens, it is impossible for a VimpelCom shareholder asked to vote at the EGM to determine whether the Proposed Acquisition involves any self-dealing by Eco Telecom or any of its beneficial owners, shareholders, or any of their respective officers, directors, employees, subsidiaries or affiliates.
B. Misrepresentations Concerning Conflicts of Interest
     61. The July 13th letter makes misleading statements regarding claimed conflicts of interest on the part of Telenor East Invest.
     62. The July 13th letter states that Telenor is conflicted from investing in a Ukrainian enterprise like WellCom because Telenor possesses a 56.5% ownership interest in Closed Joint Stock Company “Kyivstar G.S.M.”, another Ukrainian mobile communications operator (“Kyivstar”).
     63. The July 13th letter does not disclose that Kyivstar’s other shareholder, Storm LLC, is in fact wholly-owned by Alfa Telecom, and that Alfa Telecom is therefore the beneficial owner of a 43.5% equity interest in Kyivstar.
     64. Upon information and belief, Alfa Telecom has significant influence over two other mobile operators in Ukraine, neither of which is disclosed in the July 13th letter.
     65. Through its 29.5% ownership interest in Golden Telecom, Inc., Alfa Telecom has an indirect interest in Golden Telecom Ukraine.
     66. Through its recent loan to Turkey’s Cukurova Group which is alleged to be convertible into shares of Turkcell, Alfa Telecom has an indirect interest in DCC, a 100% owned Ukrainian subsidiary of Turkcell.
     67. If the Proposed Acquisition were completed, Alfa Telecom would, through VimpelCom, in effect, be competing with those two other Alfa-related entrants in the Ukrainian mobile market.
     68. The July 13th letter is silent as to how Alfa proposes to deal with that situation.

C. Misstatements and Omissions Regarding Valuation
     69. The July 13th letter also claims that “in an independent research report” Brunswick UBS “has produced an equity valuation of USD $296 million” for WellCom.
     70. However, Brunswick UBS is not independent – it is VimpelCom’s regular investment banker, and has advised VimpelCom concerning the Proposed Acquisition.
     71. Upon information and belief, Brunswick UBS has acted as an underwriter for Alfa Bank, a member of the Alfa Group
     72. Moreover, the Brunswick UBS report is not, in fact, a valuation.
     73. Rather, the report sets forth a “best case scenario” of WellCom’s projected value, based on a series of assumptions that Brunswick UBS does not itself adopt.
     74. That report was not filed by Eco Telecom as part of Amendment No. 12 to its filing on Schedule 13D nor otherwise generally made available to VimpelCom shareholders.
     75. Upon information and belief, the Brunswick UBS report is not a public document.
     76. The Alfa Telecom Letter also states that “other” investment banks “have reached a similar conclusion” as the Brunswick UBS report, but does not identify those banks, or the valuations of WellCom, if any, that they have made.
     77. Upon information and belief, all other available research reports on the Proposed Acquisition have concluded that the acquisition of WellCom at the contract price would reduce shareholder value for VimpelCom.
     78. In effect, the Alfa Telecom Letter is a projection of WellCom’s prospects, but omits virtually all of the facts a reasonable shareholder would require to evaluate it, including the qualifications of the reviewer, the extent of the review and the relationship between the reviewer and the registrant.

     79. For example, according to an April 2005 Dun & Bradstreet information report, as confirmed by WellCom management, WellCom had an operating loss of over UAH60,305,400 (equal to $11 million) in the first nine months of 2004 and a net worth of UAH537,264,800 (equal to $107,452,960). That same report characterized the financial strength of the company as “negative” based on the net worth of WellCom, and found the overall condition of the company poor because of the “significant level of risk.”
D. Origins of the “Interested Party” Transaction
     80. The July 13th letter states that the EGM was called because the WellCom acquisition represented an “interested party transaction” under Russian law, noting that “Pavel Kulikov, a member of the Board of Directors of VimpelCom, is also a director of Karino Trading Ltd., one of the sellers.” The letter does not mention the circumstances under which Mr. Kulikov was appointed to the board of Karino.
     81. As noted above, Mr. Kulikov, a senior official of Alfa Telecom, was nominated to his Karino position on June 3, 2005, solely for the purpose of manufacturing an “interested party transaction” so that the EGM could be called.
E. Misstatements and Omissions In The Projections of WellCom’s Value
     82. The Alfa Telecom Letter also states that “[m]anagement has done full due diligence on the opportunity and believes it is a highly beneficial and strategically important move for VimpelCom” and that Alfa Telecom believes “the acquisition will create value for the shareholders of VimpelCom and will define the future success of VimpelCom [because it] will allow VimpelCom to compete effectively against other mobile phone operators that are working to develop their networks in the Ukraine and take advantage of the growth there.”
     83. While VimpelCom management has performed some due diligence, it has not performed “full” due diligence. In fact, Telenor East Invest brought to VimpleCom’s management’s attention two lawsuits and an ongoing criminal investigation concerning WellCom that were not mentioned in the due diligence report on WellCom distributed to the Board by VimpelCom’s management.
     84. Moreover, the Option Agreement expressly provides, in Article 4.2, for due diligence following approval of the Proposed Acquisition and a possible change in price following due diligence
     85. It also appears that the Option Agreement has expired by its own terms. Under Article 7.1 of that agreement, as filed with the SEC, the Option Agreement expired in July 2005. No notice has ever been provided that the term of the Option Agreement has been extended or, if it has, on what terms and conditions. Alfa Telecom’s disclosures should include the fact that it is seeking approval for VimpelCom to exercise an option that has expired. .
     86. The July 13th letter fails to mention that what due diligence that was performed by VimpelCom’s management was supervised by Alfa Telecom’s own lawyers, Akin Gump Strauss Hauer & Feld (“Akin Gump”).
     87. The law firm of Akin Gump continues to advise VimpelCom’s Board about the Proposed Acquisition.
     88. Akin Gump is also currently defending the Alfa Group Consortium against a civil racketeering lawsuit now pending in the United States District Court for the Southern District of New York. See Norex Petroleum Limited v. Access Industries Inc., — F. 3d —, 2005 WL 1705293 (2d Cir. July 21, 2005).
     89. Especially given the almost total lack of transparency in the Proposed Acquisition, a reasonable shareholder would certainly wish to know that due diligence, to the extent it took place, had been supervised by Alfa Telecom’s own lawyers.

     90. The July 13th letter does not describe any of the various legal proceedings, criminal and civil in which WellCom is involved.
F. Failure to Describe Alfa’s Long-Term Goals
The Defendants’ filing on Schedule 13D fails to disclose Alfa Telecom’s ultimate plans, of which the Proposed Acquisition is merely a part. Alfa Telecom’s efforts to force VimpelCom to acquire WellCom is not an end in itself, but in part of its larger strategy to form a single transactional telecommunications concern.
     91. VimpelCom’s shareholders are entitled to know that their votes are being solicited as a step on the road to Alfa Group Consortium’s global ambitions, and not merely to acquire a small Ukrainian telecommunications carrier.
     92. Recent Ukrainian litigation involving Kyivstar show the lengths to which Alfa Telecom will go in pursuit of its telecommunications strategy. On August 22, 2005—the day before Ukraine’s national holiday—Kyivstar was served with two injunctions, both granted ex parte, prohibiting Kyivstar’s president and the Board from carrying out virtually any of their management functions. Strikingly, the plaintiff in the first of those cases was the same Pavel Kulikov who created the “conflict” between VimpelCom and Karino, this time in his capacity as a director of Kyivstar.
     93. Alfa Telecom’s theory appears to be that, as a minority shareholder, it has been excluded from management. However, far from attempting to participate in management, Kyivstar has boycotted both Board and shareholder meetings, preventing company business from being transacted. Moreover, Storm agreed precisely to the terms to which it now objects in a shareholders agreement, dated September 2001. Storm’s previous attack on that shareholders agreement in the Ukrainian courts failed.

     94. Thus, at the same time that Alfa Telecom is asserting to VimpelCom’s shareholders that Telenor’s role in Kyivstar creates a conflict with Kyivstar, Alfa Telecom has taken aggressive steps to enhance its control over Kyivstar through litigation.
     95. VimpelCom’s shareholders are entitled to know that their votes are being solicited as a step on the road to Alfa Group Consortium’s global ambitions, and not merely to acquire a small Ukrainian carrier, albeit at an exorbitant price.
VI. ECO TELECOM FILES ITS MISLEADING AMENDMENT NO. 13 TO ITS FILING ON SCHEDULE 13D
WITH THE SEC
     96. On August 10, 2005, Eco Telecom filed with the SEC Amendment No. 13 to its filing on Schedule 13D. The filing contained several exhibits, including a letter on Eco Telecom letterhead dated August 5, 2005 signed by the CEO of Alfa Telecom that also addressed VimpelCom’s shareholders (the “August 5th letter”).
     97. That letter repeats many of the same misstatements Alfa Telecom made in its July 13, 2005 letter.
     98. The August 5th letter repeats the misrepresentation that VimpelCom’s management has “conducted full due diligence on the opportunity and believes it is a highly beneficial and strategically important move for VimpelCom.”
     99. As with the previous filings, those statements again ignore the cursory nature of the due diligence performed by VimpelCom’s management, and omit any reference to the due diligence supervised by Alfa Telecom’s own attorneys.
     100. The August 5th letter, like its predecessor, also relies on what it characterizes as an “independent research report, produced by Brunswick UBS, [which] contains an equity valuation of URS of $296 million (US), based on their assumptions for the market.”

     101. The August 5th letter notes that “[o]ther independent investment banks have reached the same conclusion.”
     102. However, like the July 13th letter, the August 5th letter fails to identify those banks or any of the bases for the conclusions they allegedly reach.
     103. The August 5, 2005 letter omits material information that any reasonable investor would require, including the identities and interests of the sellers, bases and limitations of the projected value of WellCom, the licenses and rights WellCom needs to conduct its business, any of Telenor East Invest’s reasons for opposing the Proposed Acquisition, and most importantly, Alfa Telecom’s long terms goals to use the Proposed Acquisition to form a single transnational telecommunications concern.
VII. ECO TELECOM FAILS TO ATTEND THE EGM IT CONVENED
     104. On August 12, 2005, the day after VimpelCom’s ADSs were voted and counted, it was clear that Eco Telecom’s motion to approve the Proposed Acquisition would not be carried at the EGM.
     105. Rather than appear at the meeting it had called and allow the shareholders to vote, Eco Telecom did not attend the EGM.
     106. Because Eco Telecom’s absence from the EGM resulted in the lack of a quorum, the effect under Russian law was to reschedule the EGM within 30 days of the originally scheduled EGM.
     107. On August 17, 2005, Defendants filed with the SEC Amendment No. 14 to their filing on Schedule 13D. That filing contained a new notice to VimpelCom’s shareholders from Eco Telecom dated August 15, 2005 convening a rescheduled EGM to be held on September 14, 2005. The filing noted that the rescheduled meeting would “replace[] the extraordinary general meeting previously scheduled for August 15, 2005.”

VIII. ECO TELECOM FILES ITS MISLEADING AMENDMENT NO. 15 TO ITS FILING ON SCHEDULE 13D WITH THE
SEC
     108. On August 19, 2005, the Defendants filed with the SEC Amendment No. 15 to their filing on Schedule 13D.
     109. That filing included a letter dated August 19, 2005 on Eco Telecom letterhead from the CEO of Alfa Telecom addressing VimpelCom’s shareholders (the “August 19th letter”) and soliciting proxies for the approval of the Proposed Acquisition at the newly rescheduled EGM.
     110. The August 19th letter repeats many of the same misstatements Alfa Telecom made in its July 13th and August 5th letters, including the same misleading references to “independent” valuations of WellCom, while omitting any description of the identities and interests of the sellers, bases and limitations of the projected value of WellCom, or Alfa Telecom’s long term goals.
     111. The August 19th letter contains additional inaccuracies. In particular, the August 19th letter states that Eco Telecom acted to postpone the EGM because of “technical difficulties in voting.” That statement is false. There were no “technical difficulties” at the EGM.
     112. The fact is that holders of a majority of VimpelCom’s voting shares did not vote for Eco Telecom’s proposal. That some shareholders expressed that preference by withholding their votes is not unusual or unexpected, given the statement in the July 13th letter and the August 5th letter that “[n]ot voting will count as a vote against the acquisition.”
IX. THE NEED FOR INJUNCTIVE RELIEF
     113. An preliminary and permanent injunction is the only way to protect the integrity of the shareholder vote. If the Proposed Acquisition were to be approved and completed based on the Defendants’ misleading filings and shareholder communications, there would be no adequate remedy at law.
     114. Upon information and belief, there is a substantial risk that, in the event of a favorable vote, Alfa Telecom would attempt to close the transaction as quickly as possible, rendering any judgment meaningless.
     115. Absent more information about WellCom and Eco Telecom and Alfa Telecom’s interest in WellCom, no reasonable investor can determine whether the Proposed Acquisition would make sense.
     116. If the Defendants are not restrained from voting or causing their shares in VimpelCom to be voted at the rescheduled EGM and the Defendants are not caused to correct the misleading statements filed in Amendment No. 12, Amendment No. 13, and Amendment No. 15 to their filing on Schedule 13D, the shareholder vote at the EGM will be irrevocably tainted and the Proposed Acquisition could be approved on spurious grounds and immediately consummated.
     117. If that were to happen, Telenor East Invest’s rights would be irrevocably lost, and we would be irreparably harmed.
FIRST CLAIM FOR RELIEF
Violation Of Section 13(d) Of The Securities
Exchange Act Of 1934, 15 U.S.C § 78m
     118. Defendants are and were, at all relevant times, the beneficial owners of more than five percent of the issued and outstanding shares of VimpelCom’s stock.
     119. Eco Telecom’s Schedule 13D is replete with material omissions and misstatements, as set forth above. By filing that Schedule 13D, Eco Telecom has violated

Section 13(d) of the Securities Act of 1934 and the rules and regulations promulgated thereunder, including Regulation S-K.
     120. By reason of the foregoing, the Court should enjoin defendants from voting at the EGM unless and until Eco Telecom files an amended, truthful and accurate Schedule 13D, that contains all necessary, material facts, and until the shareholders have had sufficient time to review and evaluate such corrected statements, so as to enable VimpelCom’s shareholders to make a fully-informed decision regarding Eco Telecom’s proposed acquisition of WellCom by VimpelCom.
     121. Absent an injunction, Telenor East Invest will be immediately and irreparably harmed. Telenor East Invest has no adequate remedy at law.
SECOND CLAIM FOR RELIEF
Common Law Fraud
     122. Plaintiffs repeat and reallege each of the allegations of paragraphs 1 through 124 if fully set forth herein.
     123. The Defendants made material misrepresentations to the shareholders of VimpelCom, including Plaintiffs, as described above in paragraphs ___ — ___.
     124. The Defendants made these false representations with the intent to deceive VimpelCom’s shareholders in connection with the Proposed Acquisition.
     125. Defendants made these false representations with the intent that VimpelCom’s shareholders would rely to their detriment upon misleading information in order to effect the outcome of the EGM.
     126. If Defendants cause VimpelCom’s shareholders to justifiably rely upon their misrepresentations and concealment of material information the shareholder vote will be tainted.

     127. Plaintiff justifiably relies on the integrity of the marketplace and the shareholder vote.
     128. As a direct and proximate result of such reliance, Plaintiffs will be irreparably harmed in the pending vote at the EGM.
     129. Telenor East Invest is no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment in its favor and against Defendants, jointly and severally as follows:
(a) requiring Defendants to correct and amend the Amendment No. 12. Amendment No. 13 and Amendment No. 15 to the Defendants’ filing on Schedule 13D, filed with the Securities and Exchange Commission (“SEC”) on or about July 17, 2005, August 10, 2005 and August 19, 2005, respectively, in accordance with Section 13(d) of the Act, in order to the material misstatements and omissions concerning the proposed acquisition by OAO “Vimpel-Communications” (“VimpelCom”) of ZAO “Ukrainian Radiosystems” (“WellCom”) set forth therein; and
(b) restraining and enjoining Eco Telecom, in its capacity as the beneficial owner of common and preferred shares of VimpelCom (and any American Depositary Shares (“ADSs”) representing any of such shares), and all persons in active concert from voting or causing to be voted any of such shares or ADSs in connection with the approval of the acquisition by VimpelCom of WellCom at the extraordinary general meeting of shareholders (the “EGM”) now scheduled for September 14, 2005; or, in the alternative,
(c) restraining and enjoining Eco Telecom, and all persons in active concert from voting or causing to be voted at the EGM any common or preferred shares of VimpelCom (or any ADSs representing such shares), by proxy or otherwise, until the Defendants correct and amend the material misstatements and omissions made in Amendment No. 12, Amendment No. 13 and Amendment No. 15 to the Defendants’ filing on Schedule 13D and the materials sent by the Defendants to VimpelCom’s shareholders to solicit their votes for the only issue on the agenda of the EGM, the approval of the proposed acquisition by VimpelCom of WellCom; and
(d) awarding Plaintiff its costs and disbursements in this action, including without limitation, its reasonable attorneys fees; and
(e) awarding Plaintiff such other relief as the Court deems equitable and just.

Dated: New York, New York
          August 26, 2005

By:	/s/ Robert L. Sills
Robert L. Sills (RS 8896)
Adam S. Zimmerman (AZ 3738)
David M. Powers (DP 8557
ORRICK, HERRINGTON & SUTCLIFFE LLP
666 Fifth Avenue
New York, New York 10103
Telephone: (212) 506-5000
Facsimile: (212) 506-5151
Attorneys for Plaintiff